Exhibit 99.1

NYSE to Commence Delisting Proceedings against Hermitage Offshore Services Ltd. (PSV)
NEW YORK, August 12, 2020 – The New York Stock Exchange LLC (“NYSE” or “Exchange”) announced today that the staff of NYSE Regulation has determined to commence proceedings to delist the common stock of Hermitage Offshore Services Ltd. (PSV) (the “Company”) — ticker symbol PSV — from the NYSE.
NYSE Regulation reached its decision that the Company is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D after the Company’s August 11, 2020 disclosure that the Company filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. In reaching its delisting determination, NYSE Regulation noted the uncertainty as to the ultimate effect of this process on the value of the Company’s common stock.
The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange (the “Committee”). If the Company requests a review by the Committee, the NYSE will announce the date of such review. The NYSE will announce a suspension date at such time as i) the Company does not request a review by the Committee within 10 business days of this notice, ii) the Company determines that it does not intend to appeal, iii) the subsequent review of the Committee determines that the Company should be suspended, or iv) there are other material developments. After the suspension announcement, the NYSE would then apply to the Securities and Exchange Commission to delist the common stock.

Company Contact:
Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com